SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36167

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Karyopharm Therapeutics Inc.

Full Name of Registrant:

Not Applicable

Former Name if Applicable:

85 Wells Avenue, 2nd Floor

Address of Principal Executive Office (Street and Number):

Newton, Massachusetts 02459

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

Karyopharm Therapeutics Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 (the “Quarterly Report”) by the prescribed filing date or the five-day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”).

As previously announced, on November 2, 2026, the Company and its subsidiary KPT Texas LLC (together with the Company, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (such court, the “Court” and such cases, the “Cases”). The case number is 26-90827 (ARP) and the case is styled as In re Karyopharm Therapeutics Inc., et al. Additional information regarding the Cases is available at: https://cases.stretto.com/KPTI. The documents and other information on this website are not part of this Form 12b-25 and are not incorporated by reference.

As previously announced, on November 2, 2026, prior to the filing of the Bankruptcy Petitions, the Debtors entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with Ayrmid Ltd. (“Ayrmid”) and the other parties thereto, which provides for Ayrmid to serve as the stalking horse bidder for a merger between Ayrmid and the reorganized Company, subject to higher or otherwise better bids. The Restructuring Support Agreement contemplates that the transactions will be implemented through the Debtors’ Joint Prepackaged Chapter 11 Plan of Reorganization filed on November 2, 2026 (the “Prepackaged Plan”), under which the Company’s existing equity interests will be cancelled without any distribution. The Company expects the Ayrmid transaction to close in the first quarter of 2027, subject to the conditions described in the Restructuring Support Agreement and the Prepackaged Plan.

The Company continues to operate its business as a “debtor in possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code, orders of the Court, and applicable non-bankruptcy law. In the period leading up to and following commencement of the Cases, the Company’s management team and other personnel have devoted significant time and attention to materials and workflows required in connection with the Cases and the related transactions, including the marketing process for a sale of, or investment in, the Company, the Ayrmid transaction and the debtor-in-possession facility (collectively, the “Related Transactions”). Additionally, the Company has limited availability of finance and accounting personnel as part of the Company’s efforts to minimize operating expenses during the pendency of the Cases.

On November 11, 2026, the Nasdaq Stock Market (“Nasdaq”) suspended trading of the Company’s common stock. Nasdaq will file a Form 25-NSE with the SEC to remove the common stock from listing and registration on Nasdaq.

Due to the time and attention required by the Cases and the Related Transactions, the Company is unable to timely file its Form 10-Q without unreasonable effort or expense and is unable to estimate when it will be able to complete and file the Form 10-Q. The Company expects to file monthly operating reports with the Court.

Cautionary Language Regarding Trading in the Company’s Common Stock

The Company’s securityholders are cautioned that trading in the Company’s securities during the pendency of the Cases is highly speculative and poses substantial risks. The Company’s common stock has been suspended from trading on, and the Company received a notice of delisting from, the Nasdaq Global Select Market and is currently trading on The Pink Limited Market under the symbol “KPTIQ”. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by the Company’s securityholders in the Cases. The Prepackaged Plan provides that holders of the Company’s common stock and the 0% Series A Convertible Perpetual Preferred Stock will not receive any payment or other distribution on account of such securities. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities. In particular, the Company expects that its existing equity securities will have no value and that holders of such securities will experience a complete loss on their investment under the Prepackaged Plan as currently proposed.

Cautionary Language Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding process and potential outcomes of the Cases, the timing of and the Company’s ability to consummate the transactions contemplated by the Restructuring Support Agreement and the Prepackaged Plan, the expected treatment of the Company’s securities in the Cases, the Company’s ability to continue to operate as usual during the Cases, and/or statements preceded by, followed by or that include the words “anticipates,” “believes,” “expects,” “intends,” “potential,” “projects,” “target,” “will,” “would,” and “future” or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in these forward-looking statements. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Michael Mano	617	658-0600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the three and nine months ended September 30, 2026 will differ significantly from the corresponding periods ended September 30, 2025, primarily as a result of costs incurred in connection with the preparation for the Cases, the Related Transactions, and the Company’s strategic alternatives process.

In addition, the Company has not completed its quarterly close and review procedures, including the technical accounting assessment for the quarter ended September 30, 2026, including with respect to the Company’s 0% Series A Convertible Perpetual Preferred Stock. The Company is unable to estimate the amount of these charges, including any such impairments. As such, the Company cannot estimate what significant changes would be reflected in its results of operations for the three and nine months ended September 30, 2026 as compared to the corresponding periods ended September 30, 2025.

Documents filed on the docket of, and other information related to, the Cases are available free of charge online at https://cases.stretto.com/KPTI.

Karyopharm Therapeutics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2026	By:	/s/ Michael Mano
Michael Mano
Executive Vice President, Chief Legal Officer and Secretary